UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48914

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/ 1/ 2014 (MM/DD/YY) AND ENDING 12/ 31/ 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Swiss Re Capital Markets Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Sher 913- 676- 6207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Andrew Sher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swiss Re Capital Markets Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

Financial and Operations Principal
Title

State of Kansas
County of Johnson

Robert Pearson
Notary Public

ROBERT PEARSON
Notary Public - State of Kansas
My Appt. Expires 11-12-2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Swiss Re Capital Markets Corporation
Index
December 31, 2014

Page(s)

This report contains the following:

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Swiss Re Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Swiss Re Capital Markets Corporation (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed more fully in Note 5, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 25, 2015

Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 254,171,892
Receivable from SRFPC	140,003
Total assets	$ 254,311,895
Liabilities	
Payable to affiliates	$ 211,357
Deferred revenue	272,315
Income taxes payable	3,592,150
Total liabilities	4,075,822
Subordinated liabilities to SRFPC	155,000,000
Stockholder's equity	
Common stock - $0.01 par value - 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	57,499,999
Retained earnings	37,736,073
Total stockholder's equity	95,236,073
Total liabilities and stockholder's equity	$ 254,311,895

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Organization of the Company

Swiss Re Capital Markets Corporation (the "Company") was incorporated in Delaware on October 17, 1995, and effective July 2, 2001, became a wholly owned subsidiary of Swiss Re America Holdings Corporation ("SRAH"), which is ultimately owned by Swiss Re Ltd (the "Parent"). The Company was established to conduct securities and investment business. During the year, the Company acted as lead and co-underwriter and also conducted secondary market brokerage activities on Insurance Linked Securities transactions.

The Company is a registered broker-dealer in securities under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Securities Transactions
Securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2014, cash of $5.2 million consists of demand deposits at a large U.S. bank. Cash equivalents of $249.0 million consist of United States Treasury Bills carried at amortized cost, which approximates fair value.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange while revenues and expenses are translated at average rates of exchange for the year.

Fair Value Measurements
The fair value of a financial instrument is the amount that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to closing prices, and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash equivalents of $249.0 million, receivable from SRFPC, payable to affiliates, deferred revenue, and subordinated liabilities to affiliate. They are all considered Level 1 financial assets and liabilities.

Income Taxes
Income tax expense or benefit is based on income or losses reported in the financial statements. In accordance with ASC No. 740, "Income Taxes", deferred tax assets or liabilities reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

The Financial Accounting Standards Board issued ASC No. 740-10, which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC No. 740-10 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

3. Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from these estimates.

4. Commitments and Guarantees

Swiss Reinsurance Company, Ltd. ("SRZ"), an affiliate, has issued an unconditional guarantee covering all agreements entered into by the Company.

ASC No. 460 requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which

provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that are not yet known. However, based on experience and its risk assessment, the Company expects the risk of loss to be remote. Any losses that may occur would be covered by the unconditional guarantee issued by SRZ.

5. Related Party Transactions

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, terms of these transactions may not be the same as those that would result in transactions with unrelated parties.

The Company has an agreement with SRAH, whereby certain services are performed on behalf of the Company. The Company incurs various expenses that are paid by SRAH, including legal and government relations services, office administration, auditing services, occupancy costs, compensation and benefits attributable to SRAH employees and other direct and allocated costs. During 2014, SRAH implemented a new intragroup service recharge methodology. Under the new methodology, overhead costs are now allocated proportionately based on the costs of the services provided to the Company. At December 31, 2014, a payable of $150.3 thousand relating to this activity is recorded in the payable to affiliates in the Statement of Financial Condition.

The Company has an agreement with European Financial Reinsurance Company, Ltd. ("EFR"), an affiliate, to provide advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2014, there was a liability of $61.0 thousand, representing an overpayment received from EFR, reported in the payable to affiliates in the Statement of Financial Condition.

The Company has an agreement with Swiss Re Financial Products Corporation ("SRFPC"), an affiliate, to act as an advisor and agent in the purchase and sale of CAT securities and other financial instruments. At December 31, 2014, a receivable of $179.0 thousand related to this activity is recorded, net, in the receivable from SRFPC in the Statement of Financial Condition.

The Company has an agreement with SRFPC to provide transactional support and advisory services, including, but not limited to, accounting, actuarial, tax and legal services. At December 31, 2014 there were no amounts receivable outstanding under this agreement.

In 2003, the Company entered into a revolving subordinated loan agreement with SRFPC. Under the terms of the agreement, SRFPC agreed to issue revolving credit loans to the Company from time to time not to exceed $750.0 million in the aggregate with the outstanding balance available in the computation of net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement and regulatory requirements. The facility matures on July 15, 2019 and bears interest based on LIBOR. As of December 31, 2014, the Company had borrowed $155.0 million under the agreement. At December 31, 2014, accrued interest payable of approximately $39.0 thousand is recorded, net, in the receivable from SRFPC in the Statement of Financial Condition.

During 2014, the Company entered into a $500.0 million revolving loan facility agreement with SRFPC for general corporate purposes and activities of the Company. This credit line may be drawn down by the Company on a revolving basis, subject to the provisions of the agreement, and the Company may borrow, repay, and reborrow such amounts subject to the provisions of the agreement. Borrowings under the agreement are not available in the computation of net capital pursuant to SEC Rule 15c3-1. The facility matures on December 27, 2015. The facility bears interest based on LIBOR. As of December 31, 2014, the Company had no outstanding borrowings under the agreement.
The Company acts as introducing agent or underwriter on certain CAT securities transactions for related parties. At December 31, 2014, there were no amounts receivable outstanding related to this activity.

The Company has an agreement with SRCML in which SRCML provides sales and marketing support, as well as securities placement services for CAT securities offerings to European investors. At December 31, 2014, there were no amounts payable outstanding related to this activity.

6. Income Taxes

For the year ended December 31, 2014, the Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with SRAH. The tax allocation agreement provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

At December 31, 2014, the total amount of unrecognized tax benefits, including interest and penalties was $0. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next twelve months. The Internal Revenue Service has concluded an examination of the 2005 through 2008 audit cycle, with no adjustments to the Company. An examination of the 2009 through 2010 tax years is currently underway.

7. Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company acts as introducing agent and co-agent for a variety of transactions in secondary markets. The Company may also maintain positions in these securities as part of its trading activities.

In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Regulatory Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company's net capital of $249.9 million exceeded required net capital of $271.7 thousand by $249.6 million. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions of subparagraph (k)(2)(i) of the Rule.

9. Securities Lending

During 2014, the Company entered into a securities lending agreement with SRZ. Under this agreement, the Company lends securities to SRZ against the transfer of collateral in return for a securities lending fee. These securities lending transactions and collateral are accounted for off-balance sheet, as the Company does not have the right to sell or re-pledge the collateral, except in the event of borrower default. The Company is exposed to risk of loss to the extent collateral values are less than the fair value of loaned securities not returned. In the event of borrower default, the Company has the unrestricted right to sell the collateral. Management believes such an event is unlikely. The Company monitors the fair value of securities loaned and collateral received to ensure collateral values (net of applicable haircuts under Rule 15c3-1) are equal to or greater than 100% of the fair value of the securities loaned. There was no securities lending activity under this agreement during 2014.

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2014 that would require recognition or disclosure in these financial statements through February 25, 2014, which is the issuance date of these financial statements, and determined that no such events or transactions have occurred.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Swiss Re Capital Markets Corporation

We have reviewed Swiss Re Capital Market Corporation's assertions, included in the accompanying Swiss Re Capital Markets Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Swiss Re Capital Markets Corporation's Exemption Report

Swiss Re Capital Markets Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Swiss Re Capital Markets Corporation

I, Andrew Sher, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Andrew Sher
Title: Financial and Operations Principal

February 25, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Swiss Re Capital Markets Corporation

We have reviewed Swiss Re Capital Market Corporation's assertions, included in the accompanying Swiss Re Capital Markets Corporation's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period June 1, 2014 to December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Swiss Re Capital Markets Corporation's Exemption Report

Swiss Re Capital Markets Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 without exception.

Swiss Re Capital Markets Corporation

I, Andrew Sher, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Andrew Sher
Title: Financial and Operations Principal

February 25, 2015